Page 1 of 3 Planegg/Munich, Germany, October 25, 2023 MorphoSys Reports Preliminary Q3 2023 Monjuvi U.S. Sales and Gross Margin, and Updates Financial Guidance for 2023 - Preliminary Q3 2023 Monjuvi U.S. net product sales of US$ 23.4 million (€ 21.5 million) - Preliminary Gross Margin for Monjuvi U.S. net product sales for Q3 2023 of 65% - Anticipate full year 2023 Monjuvi U.S. net product sales to be US$ 85-95 million and full year gross margin for Monjuvi U.S. net product sales to be approximately 75% MorphoSys AG (FSE: MOR; NASDAQ: MOR) today reported preliminary Monjuvi® U.S. Net Product Sales and Gross Margin for the third quarter of 2023 and provided an update to its financial guidance for 2023. Preliminary Monjuvi® (tafasitamab-cxix) U.S. Net Product Sales are US$ 23.4 million (€ 21.5 million) for the third quarter of 2023 and US$ 67.8 million (€ 62.6 million) for the first nine months of 2023, a 5% and 6% increase from the same periods in 2022, respectively (US$ 22.2 million in Q3 2022 and US$ 64.1 million in the first nine months of 2022). Preliminary Gross Margin for Monjuvi U.S. Net Product Sales for Q3 2023 is 65%, due to the recognition of one-time write- offs for raw material used in the production of Monjuvi. For the full year of 2023, MorphoSys now expects Monjuvi U.S. Net Product Sales to be US$ 85 to US$ 95 million (previously: US$ 80 to US$ 95 million) and Gross Margin for Monjuvi U.S. Net Product Sales to be approximately 75% (previously: 75% to 80%). All other aspects of the guidance for 2023 remain unchanged. “Sales of Monjuvi continue to be on track for it’s approved indication in relapsed or refractory diffuse large B-cell lymphoma, and give us confidence to narrow our guidance target,” said Jean- Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We remain in a solid financial position and continue to be highly judicious with our expenses even as we progress our phase 3 trials, including preparations for the pivotal MANIFEST-2 trial that will read out later this year.” The previous financial guidance for 2023 was provided by MorphoSys on January 5, 2023 and was last reiterated on August 9, 2023 and can be found at www.morphosys.com.

Full financial results for the third quarter of 2023 will be published on November 15, 2023, followed by a conference call on November 16, 2023.

Full Year 2023 Financial Guidance:

	Updated 2023 Financial Guidance	Previous 2023 Financial Guidance	2023 Guidance Insights
Monjuvi U.S. Net Product Sales	US$ 85m to 95m	US$ 80m to 95m	100% of Monjuvi U.S. product sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
Gross Margin for Monjuvi U.S. Net Product Sales	Approx. 75%	75% to 80%	100% of Monjuvi U.S. product cost of sales are recorded on MorphoSys' income statement and related profit/loss is split 50/50 between MorphoSys and Incyte.
R&D expenses	€ 290m to 315m	€ 290m to 315m	2023 anticipated to be incrementally higher than 2022 due to the expansion of the pelabresib development program.
SG&A expenses	€ 140m to 155m	€ 140m to 155m	45% to 50% of mid-point of SG&A expenses represent Monjuvi U.S. selling costs of which 100% are recorded in MorphoSys' income statement. Incyte reimburses MorphoSys for half of these selling expenses.

***

Page 2 of 3

Page 3 of 3 About MorphoSys At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we develop and deliver innovative medicines, aspiring to redefine how cancer is treated. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter at X and LinkedIn. Monjuvi® is a registered trademark of MorphoSys AG. Forward Looking Statements This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward- looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements, unless specifically required by law or regulation. For more information, please contact: Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 899 27 26079 thomas.biegi@morphosys.com Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com Kaitlyn Nealy Senior Director Tel: +1 857 321 8449 kaitlyn.nealy@morphosys.com